U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                   SEC FILE NUMBER 333-25213

(Check One):

[ ] Form 10-K  [X] Form 11-K  [ ] Form 20-F   [ ] Form 10-Q [ ]
Form N-SAR

     For Period Ended: December 31, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended :      N/A

     Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

Part I - Registrant Information _________________________________

     Full Name of Registrant

                         Proffitt's, Inc.
                    -----------------------

     Address of Principal Executive Office (Street and Number):

                       750 Lakeshore Drive
                     -----------------------

     City, State and Zip Code:

                       Birmingham, AL 35211
                     ------------------------

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

X         (a) The reason described in reasonable detail in Part III
     of this form could not be limited without unreasonable effort or expense;

X         (b) The subject annual report, semi-annual report,
     transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, 10Q and Form 10QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Due to unanticipated technical difficulties in EDGARIZING the Form 11-K, the report was not filed on the June 29 due date. However, since the Form 11-K is being filed on the date a Form TH and a paper copy of the Form 11-K would have been required to be filed, we are filing this Form 12b-25 via EDGAR in place of the Form TH.

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Part IV - Other Information
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     (1) Name and telephone number of person to contact in regard to this notification:

          Philip L. McCool    (317)            630-4000
          ----------------    ------         ------------------
             (Name)        (Area Code)       (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Proffitt's, Inc.
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date  June 30, 1998                By: /s/ Brian J. Martin
                                        Brian J. Martin,
                                        Executive Vice President
                                        of Law and General
                                        Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                            ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).
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